UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                              (Amendment No. 3) (*)

                    Under the Securities Exchange Act of 1934

                         Ameritrade Holding Corporation
        ---------------------------------------------------------------
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    03072H109
       ---------------------------------------------------------------
                                 (CUSIP number)

                                September 6, 2001
         ---------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03072H109                   13G

 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Taunus Corporation*

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
 3       SEC USE ONLY

 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                     -0-*
PERSON WITH
                             6     SHARED VOTING POWER

                                   -0-

                             7     SOLE DISPOSITIVE POWER

                                   -0-*

                             8     SHARED DISPOSITIVE POWER

                                   -0-

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-*

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0%*

12       TYPE OF REPORTING PERSON

         HC, CO


* National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of Taunus Corporation ("Taunus"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group had the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group had the right to acquire, subject to the terms and conditions of the Agreement, depended solely on the market price for the Class A Common Stock during a designated period. Taunus and NDB Group jointly filed a Schedule 13G (the "Original Schedule 13G") on August 9, 2001 to report such transaction, in which each expressly declared, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the filing of such Original Schedule 13G was not to be construed as an admission that it was, for the purposes of Section 13(d) or 13(g) of such Act or otherwise, the beneficial owner of such securities. Such transaction closed on September 6, 2001, as a result of which BT Investment Partners Inc. ("BTIP"), a wholly-owned subsidiary of Taunus designated by NDB Group pursuant to the Agreement, acquired 26,027,282 shares of Class A Common Stock, representing 13.1% of the shares of Class A Common Stock outstanding (based on the 172,921,099 shares of Class A Common Stock reported by Issuer, in its Form 10-Q filed on August 13, 2001, as being outstanding as of August 8,
2001). The Original Schedule 13G was amended and restated in its entirety by Amendment No. 1 filed on September 14, 2001 that reported the beneficial ownership of such 26,027,282 shares of Class A Common Stock acquired by BTIP and by Amendment No. 2 filed on February 14, 2002 that reported the beneficial ownership of Taunus, BTIP and certain other affiliates of Taunus (such affiliates and subsidiaries of Taunus other than BTIP are collectively referred to herein as the "Taunus affiliates") as of December 31, 2001 of shares of Class A Common Stock. This Amendment No. 3 reports the beneficial ownership of BTIP as of the date hereof of shares of Class A Common Stock. The percentage ownership numbers reported in Item 11 are based on the 199,963,271 shares of Class A Common Stock outstanding as of April 30, 2002, as reported in the Issuer's
Form 10-Q filed on May 6, 2002.

Only beneficial ownership of BTIP and Taunus, as the parent holding company of BTIP, is being reported herein. In conformity with the guidelines articulated by the Securities and Exchange Commission in Release No. 34-39538 (effective February 17, 1998) relating to organizations, such as Taunus, where related entities exercise voting and investment powers over the securities being reported independently from each other, beneficial ownership by the Taunus affiliates is not being reported. The voting and investment powers held by BTIP are exercised independently of Taunus and the Taunus affiliates. Internal policies and procedures of BTIP, Taunus and the Taunus affiliates establish informational barriers that prevent the flow between BTIP, Taunus and the Taunus affiliates of information that relates to the voting and investment powers over the securities beneficially owned by each of them.

Taunus is a filing person because it is the parent holding company of BTIP, but Taunus hereby disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act of the securities reported on this Schedule 13G that are beneficially owned by BTIP.

CUSIP No. 03072H109                   13G

 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         BT Investment Partners Inc.**

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
 3       SEC USE ONLY

 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES             5     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                     22,361,482**
PERSON WITH
                             6     SHARED VOTING POWER

                                   -0-

                             7     SOLE DISPOSITIVE POWER

                                   22,361,482**

                             8     SHARED DISPOSITIVE POWER

                                   -0-

 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,361,482**

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.2%**

12       TYPE OF REPORTING PERSON

         CO

** See note * on first cover page.

Item 1(a). Name of Issuer:

           Ameritrade Holding Corporation.

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 4211 South 102nd Street, Omaha, Nebraska 68127.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of BTIP and, solely in its capacity as the parent holding company of BTIP, Taunus.

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of Taunus is 31 West 52nd Street, New York, New York 10019.

           The principal place of business of BTIP is 31 West 52nd Street, New York, New York 10019.

Item 2(c). Citizenship:

           The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Class A Common Stock.

Item 2(e). CUSIP Number:

           The CUSIP number of the Class A Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
       (c), check whether the person filing is a:

           Not applicable.

Item 4. Ownership.

           (a) Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Class A Common Stock as set forth on the applicable cover page.

           (b) Percent of class:

               Each of the Reporting Persons owns the percentage of the Class A Common Stock as set forth on the applicable cover page.

           (c) Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                         Each of the Reporting Persons has the sole power to vote or direct the vote of the Class A Common Stock as set forth on the applicable cover page.

                  (ii)   shared power to vote or to direct the vote:

                         Not applicable.

                 (iii)   sole power to dispose or to direct the disposition of:

                         Each of the Reporting Persons has the sole power to dispose or direct the disposition of the Class A Common Stock as set forth on the applicable cover page.

                  (iv)  shared power to dispose or to direct the disposition of:

                        Not applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2002


                               TAUNUS CORPORATION

                               By: /s/ Douglas Barnard
                                   -----------------------------------
                                   Name:  Douglas Barnard
                                   Title: Managing Director and
                                           Chief Financial Officer

                               By: /s/ John Cipriani
                                   -----------------------------------
                                   Name:  John Cipriani
                                   Title: Director and
                                          Assistant Treasurer

                                                                       Exhibit 1
                                                                       ---------

                                     Consent


         The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and the undersigned pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 10, 2002


                           BT INVESTMENT PARTNERS INC.


                           By: /s/ Debbie Hodges
                               -------------------------------------
                               Name:  Debbie Hodges
                               Title: Authorized Signatory